SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of January 2012

CGG-Veritas

Tour Maine Montparnasse—33 Avenue du Maine—BP 191—75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Provides its Vessel Utilization

Update for the Fourth Quarter 2011

PARIS, France—January 12th 2012

CGGVeritas (ISIN: 0000120164—NYSE: CGV) provides its vessel utilization and fleet allocation updates for the fourth quarter of 2011.

Vessel utilization for the fourth quarter 2011:

¡ The vessel availability rate1 was 81% including 6% associated with the on-going upgrade of the Champion as part of our performance plan and higher transit times this quarter. This compares to a 91% availability rate in the third quarter of 2011 and a 84% rate in the fourth quarter of 2010. The vessel availability rate for the second half of 2011 as well as for the full year 2011 was 86%.

¡ The vessel production rate2 was 87%. This compares to a 93% production rate in the third quarter of 2011 and a 92% rate in the fourth quarter of 2010. The vessel production rate was 86% for the full year 2011 strengthening to 90% in the second half based on the early impact of our performance plan.

Fleet allocation update for the fourth quarter 2011:

During the fourth quarter of 2011, our 3D vessels were allocated 85% to contract and 15% to multi-client programs.

Multi-client sales for the fourth quarter 2011:

Strong multi-client sales were recorded during the quarter, including in deep water of the Gulf of Mexico.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

[1]

— The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, of the shipyard time and the steaming time (the “available time”), all divided by total vessel time;

[2]

— The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

Investor Relations Contacts:

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 832 351 8821
E-Mail: invrelparis@cggveritas.com invrelhouston@cggveritas.com	E-Mail:

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique—Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 12th , 2012	By /s/ Stéphane-Paul FRYDMAN
Stéphane-Paul FRYDMAN
CFO